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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         -----------------------------
                                  SCHEDULE TO
                               (Amendment No. 2)

                 Tender Offer Statement under Section 13(e)(1)
                    of the Securities Exchange Act of 1934


                               Netpliance, Inc.
                  (Name of subject company and person filing)


                       Options to Purchase Common Stock,
     Par Value $0.01 Per Share, Having an Exercise Price of $1.00 or More
                        (Title of class of securities)


                                   64115K103
                     (CUSIP number of class of securities)


                                James E. Cahill
                      Vice President and General Counsel
                       7501B N. Capital of Texas Highway
                             Austin, Texas  78731
                                (512) 681-8300
           (Name, address and telephone number of person authorized
              to receive notices and communications on behalf of
                        the person(s) filing statement)

                           CALCULATION OF FILING FEE

Transaction valuation*                                   Amount of Filing Fee
--------------------------------------------------------------------------------
$ 14,104,643                                             $ 2,821**
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,673,084 shares of common stock of Netpliance, Inc. having a weighted average exercise price of $3.84 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.          Filing Party: Not applicable.
Form or Registration No.: Not applicable.        Date Filed: Not applicable.
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[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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     This Final Amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 4, 2001, reports the final results of an offer by Netpliance, Inc. to purchase from its continuing employees and non-employee directors outstanding options to purchase 3,673,084 shares of its common stock, par value $0.01 per share, having an exercise price of $1.00 or more (the "Options") for shares of Restricted Stock, upon the terms and subject to the conditions in the offer to purchase dated April 4, 2001 (as amended and supplemented, the "Offer to Purchase") and the related Letters of Transmittal.

ITEM 4.   Terms of the Transaction.

     Item 4 is hereby amended and supplemented to add the following sentences:

     The offer expired on May 2, 2001. We have accepted for cancellation 1,769,202 Options. We will issue 353,850 shares of Restricted Stock in exchange for the Options surrendered upon the terms and subject to the conditions in the Offer to Purchase and the related Letters of Transmittal.
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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             NETPLIANCE, INC.


Dated:  May 3, 2001                    By:   /s/ James E. Cahill
                                          -----------------------------------
                                            James E. Cahill
                                            Vice President and General Counsel